FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number: 000-33295

3SBIO INC.

(Translation of registrant’s name into English)

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

3SBIO INC.

FORM 6-K

3SBio Inc. is furnishing under the cover of Form 6-K:

Exhibit 99.1 Press release, dated May 16, 2010, regarding that 3SBio Inc. announces unaudited first quarter 2010 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Dr. Jing Lou
Name:	Dr. Jing Lou
Title:	Chief Executive Officer

Date: May 24, 2010

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press release, dated May 16, 2010, regarding that 3SBio Inc. announces unaudited first quarter 2010 results.

Exhibit 99.1

3SBio Inc. Announces Unaudited First Quarter 2010 Results

Net revenues grew 40.5% year-on-year to RMB96.4 million (US$14.1 million)

Net income grew 67.8% year-on-year to RMB26.7 million (US$3.9 million)

2010 net revenues guidance increased to US$56-US$60 million

SHENYANG, CHINA – May 16, 2010 – 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or “the Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced its unaudited financial results for the first quarter ended March 31, 2010.

First Quarter 2010 Financial Highlights:

•	Total net revenues increased by 40.5% over the first quarter of 2009 to RMB96.4 million (US$14.1 million).

•

EPIAO, the Company’s flagship injectable recombinant human erythropoietin (EPO) product, demonstrated strong growth with net revenue in the first quarter of 2010 rising 33.3% to RMB57.2 million (US$8.4 million), compared to RMB42.9 million (US$6.3 million) in the first quarter of 2009.

•

Net revenues for TPIAO, the Company’s novel recombinant human thrombopoietin (TPO) product, increased by 60.3% to RMB30.0 million (US$4.4 million) in the first quarter of 2010, compared to RMB18.7 million (US$2.7 million) in the first quarter of 2009.

•	Operating income was RMB28.2 million (US$4.1 million), compared to operating income of RMB20.1 million (US$2.9 million) in the first quarter of 2009.

•	Net income was RMB26.7 million (US$3.9 million), compared to net income of RMB15.9 million (US$2.3 million) in the first quarter of 2009.

•	Net income per ADS was RMB1.22 (US$0.18) compared to net income per ADS of RMB0.74 (US$0.11) for the first quarter of 2009.

•	Cash, cash equivalents and time deposits were RMB736.6 million (US$107.9 million) at March 31, 2010 compared to RMB740.5 million (including restricted cash of RMB 9.3million) at December 31, 2009.

First Quarter 2010 Business Highlights

•

An application for a registration trial for Feraheme was submitted to the State Food and Drug Administration (SFDA). Feraheme is a new generation IV iron therapy licensed through a strategic partnership with AMAG Pharmaceuticals.

•

A collaboration and license agreement was signed with Panacor Bioscience to develop and commercialize Nephoxil®, a differentiated iron-based phosphate binder used for the treatment for hyperphosphatemia in CKD patients.

•

A strategic alliance was formed with Ascentage Pharma Group Corporation Ltd. to research, develop and commercialize best-in-class targeted cancer therapeutics focusing on programmed cell death, or apoptosis. The alliance represents 3SBio’s key strategic initiative to develop a novel pipeline in cancer therapeutics.

•	An application was submitted to the SFDA to conduct Phase I clinical trials for NuPIAO, the Company’s second generation EPO product.

Dr. Jing Lou, chief executive officer of 3SBio, commented: “Overall, we remain on track to achieve our key sales, manufacturing and product development objectives for 2010. Our core products, EPIAO and TPIAO, performed well in the first quarter and we have increased our full year net revenues guidance from US$56-58 million to US$56-60 million. We continue to consistently execute our sales and marketing strategy and build on 3SBio’s strong branding among physicians and patients. In line with our long-term growth objectives, the recently announced strategic partnerships with Panacor Bioscience and Ascentage Pharma will strengthen 3SBio’s early and mid-stage pipeline and further solidify our leading position in China’s nephrology and oncology markets.”

Three Months Ended March 31, 2010 Unaudited Financial Results

Net revenues. Net revenues increased by 40.5% to RMB96.4 million (US$14.1 million) for the first quarter of 2010 from RMB68.6 million (US$10.0 million) for the same period in 2009. This increase was largely due to continued strong sales of EPIAO and TPIAO which grew by 33.3% and 60.3%, respectively, over the same period in 2009. TPIAO remained 3SBio’s second largest revenue contributor in the quarter, accounting for an all-time high of 31.1% of total net revenues. Export sales declined by 8.3% year-on-year to RMB3.1 million (US$0.4 million), and revenues from Iron Sucrose rose 101.3% year-on-year to RMB4.1 million (US$0.6 million).

Gross profit. As a result of continued sales growth from key products, gross profit for the first quarter of 2010 increased by 41.4% to RMB88.5 million (US$13.0 million) from RMB62.6 million (US$9.2 million) for the same period in 2009. Gross margins rose 0.5% to 91.8% for the first quarter of 2010 from 91.3% for the same period in 2009.

Operating expenses. Operating expenses were RMB60.3 million (US$8.8 million) for the first quarter of 2010, representing an increase of 41.9% from RMB42.5 million (US$6.2 million) for the same period in 2009.

•

Research and development (“R&D”) costs. R&D costs for the first quarter of 2010 were RMB4.7 million (US$0.7 million), or 4.9% of net revenues, compared to RMB2.5 million (US$0.4 million), or 3.6% of net revenues, for the same period in 2009.

•

Sales, marketing and distribution expenses. Sales, marketing and distribution expenses for the first quarter of 2010 were RMB42.6 million (US$6.2 million), or 44.2% of net revenues, compared to RMB32.9 million (US$4.8 million), or 48.0% of net revenues, for the same period in 2009.

•

General and administrative expenses. General and administrative expenses for the first quarter of 2010 were RMB13.1 million (US$1.9 million), or 13.5% of net revenues, compared to RMB7.1 million (US$1.0 million), or 10.3% of net revenues for the same period in 2009.

Operating income. Operating income was RMB28.2 million (US$4.1 million) for the first quarter of 2010, a 40.4% increase from operating income of RMB20.1 million (US$2.9 million) for the same period in 2009. Operating margin for the first quarter of 2010 was 29.3%, unchanged from the same period in 2009.

Interest income. Net interest income was RMB3.1 million (US$0.5 million) for the first quarter of 2010, compared to RMB4.1 million (US$0.6 million) for the same period in 2009.

Net income. Net income was RMB26.7 million (US$3.9 million) for the first quarter of 2010, a 67.8% increase over net income of RMB15.9 million (US$2.3 million) for the same period in 2009. Net income per ADS for the first quarter of 2010 increased to RMB1.22 (US$0.18) compared to RMB0.74 (US$0.11) for the same period in 2009. Net margin for the first quarter of 2010 was 27.7%, a 4.5% increase over net margin of 23.2% for the same period in 2009.

Non-GAAP net income was RMB26.7 million (US$3.9 million) for the first quarter of 2010, a 29.9% increase over non-GAAP net income of RMB20.5 million (US$3.0 million) for the same period in 2009. Non-GAAP net income per ADS for the first quarter of 2010 increased to RMB1.22 (US$0.18) compared to RMB0.95 (US$0.14) for the same period in 2009. Non-GAAP net margin for the first quarter of 2010 was 27.7%, a 2.2% decline from non-GAAP net margin of 29.9% for the same period in 2009.

2010 Net Revenues Guidance

We have raised our full year net revenues guidance from US$56-58 million to US$56-60 million, due to the strong first quarter sales performance.

Conference Call

3SBio’s senior management will host a conference call at 5:00 am (Pacific) / 8:00 am (Eastern) / 8:00 pm (Beijing/Hong Kong) on Monday, May 17, 2010 to discuss its 2010 first quarter and annual financial results and recent business activity. The conference call may be accessed using the dial-in numbers below:

Conference ID: 74760426

Local dial-in:

China - landline 800 819 0121

China - mobile 400 620 8038

Hong Kong 852 2475 0994

International toll-free dial-in:

Hong Kong 800 930 346

United Kingdom 080 8234 6646

United States 1 866 519 4004

International toll dial-in: 65 6723 9381

Replay- Conference ID: 74760426

A telephone replay will be available two hours after the call until May 24, 2010 at:

International dial-in: 612 8235 5000

United States dial-in: 1 866 214 5335

Webcast

A live webcast of the conference will be available on the investor relations page of 3SBio’s website at http://bbs.3sbio.com/en/News/xinvestors.aspx and at http://tinyurl.com/3sbio2010Q1. A replay of the webcast will be available within one hour after the conclusion of the call.

Non-GAAP Financial Measures: Reconciliation of GAAP to Non-GAAP

To supplement the Company’s financial information presented in accordance with generally accepted accounting principles (“GAAP”), the Company has utilized some non-GAAP financial measures to provide investors and management with supplemental measures that facilitate comparisons of operating performance and trends with prior and future operating performance, representing net income excluding impairment loss on available-for-sale securities. These non-GAAP measurements may not otherwise be apparent on a GAAP basis and may be different from non-GAAP financial measures used by other companies. The presentation of this financial information, which is not prepared under any comprehensive set of accounting rules or principals, is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses, particularly impairment losses on available-for-sale securities that may not be indicative of its operating performance and financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The management believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company’s net income as determined in accordance with GAAP. These measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. Please see the attached reconciliation of GAAP to non-GAAP for an explanation of the amounts excluded to arrive at non-GAAP financial measures for the three-month periods ended March 31, 2010 and March 31, 2009 in section “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures”.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments and modifications. The audited financial statements and related notes are to be included in the Company’s annual report on Form 20-F for the year ending December 31, 2010. Adjustments and modifications to the financial statements may be identified during the course of the audit work, which could result in significant differences from this preliminary unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.8258 to US$1.00, the noon buying rate for US dollars in effect on March 31, 2010 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. A rate of 6.8329 was used for comparative purposes as of March 31, 2009, which was the noon buying rate for US dollars on that date for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About 3SBio Inc. 3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China. For more information, please visit 3SBio on the web at www.3sbio.com.

Safe Harbor Statement Certain statements in the disclosures of 3SBio, Inc. (the “Company” or “3SBio”) with respect to the fiscal year 2010 and the first quarter(“Disclosures”) that are not purely historical in nature may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The Disclosures include the press release, the conference call and any accompanying materials, and any other information issued, released or publicized by the Company with respect to the fiscal year 2010 and the first quarter.

These forward-looking statements address activities, events, conditions, or developments that we currently expect or anticipate may occur in the future, and include, but may not be limited to, discussions and statements regarding revenue guidance, product development, regulatory approval process, plant testing and certification and the related timing, accomplishment of business objectives, expected results of collaborations, acquisitions and licensing, exports and new markets expansion, impact of the government policies and regulations, production capacity, capital expense estimate, investment portfolio management, and future operations and strategies. Forward-looking statements can be identified by such terminology as “believe,” “expect,” “plans,” “strategy,” “potential”, “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “will” or “would”, “may” or “might”, and words, phrases, expressions, and usages of similar meaning or substance or the negative of such words, phrases, expressions and usages.

Forward-looking statements are based on management’s current assumptions, beliefs, expectations, and projections, in light of the information currently available to it, and actual results, performances, or achievements could differ materially from those implied or expressed by the forward-looking statements. Among the factors that could cause 3SBio’s actual results to differ from what the Company currently anticipates may include: competition from other domestic and foreign pharmaceutical companies; the market growth for pharmaceutical products in China; market acceptance of 3SBio products; hospital or patient demand for our products; the completion and results of 3SBio’s ongoing clinical trials ; receipt and timing of regulatory approvals for 3SBio’s new products and uses; risks associated with collaborations, licensing, and acquisitions; regulatory and other requirements for new markets; risks in seeking EMEA certification and approvals; risks related to international operations; 3SBio’s ability to expand its production, sales and distribution network and other aspects of its operations; its ability to effectively protect its intellectual property; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government and changes in the healthcare insurance sector in the PRC; and fluctuations in general economic and business conditions in China.

For additional information on factors identified above and other risk factors, uncertainties and assumptions that may affect 3SBio’s business, financial conditions and results of operations, please refer to the Company’s filings with the Securities and Exchange Commission at www.sec.gov, and, in particular, “Introduction – Cautionary Statement concerning Forward Looking Statements”, Item 3.D “Risk Factors”, Item 5. “Operating and Financial Review and Prospects”, and other applicable discussions in 3SBio’s annual report on Form 20-F for the year ended December 31, 2008.

All the statements in the Disclosures speak as of the date of the initial release, even if subsequently made available on our website or otherwise. 3SBio undertakes no obligation to update or revise these statements after the date of release, whether as a result of new information, subsequent events or otherwise.

Investor Contacts

Bo Tan

Chief Financial Officer

3SBio Inc.

Tel: + 86 24 2581-1820

ir@3SBio.com

Tom Folinsbee

Director of Investor Relations

3SBio Inc.

Tel: + 852 8191-6991

ir@3SBio.com

3SBio Inc. and subsidiaries

Unaudited consolidated balance sheets

(expressed in thousands)

	December 31 2009	March 31 2010	March 31 2010
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Assets

Current assets

Cash and cash equivalents	262,767	211,270	30,952
Restricted cash	9,300	—	—
Time deposits with financial institutions	468,451	525,364	76,967
Accounts receivable, less allowance for doubtful accounts:
December 31, 2009 – RMB2,915; March 31, 2010 – RMB2,853 (US$418)	54,661	75,132	11,007
Notes receivable	31,265	32,759	4,799
Inventories	15,406	16,203	2,374
Prepaid expenses and other receivables	8,705	11,375	1,666
Deferred tax assets	2,079	1,754	257

Total current assets	852,634	873,857	128,022

Available-for-sale securities	11,407	11,518	1,687
Property, plant and equipment, net	165,120	176,059	25,793
Lease prepayments	8,541	8,453	1,238
Non-current deposits	10,067	8,402	1,231
Intangible assets, net	4,125	3,850	564
Long term receivable	—	3,542	519
Deferred tax assets	1,567	2,034	298

Total assets	1,053,461	1,087,715	159,352

Liabilities

Current liabilities

Accounts payable	2,736	2,564	376
Deferred grant income	374	374	55
Accrued expenses and other payables	33,421	33,828	4,956
Income tax payable	1,914	4,180	612

Total current liabilities	38,445	40,946	5,999

Deferred grant income	2,778	2,684	393

Total liabilities	41,223	43,630	6,392

Commitments and contingencies	—	—	—

Shareholders’ equity

Share capital -ordinary shares US$0.0001 par value, 500,000,000 shares authorized, 150,641,461 and 150,748,440 issued and outstanding as of December 31, 2009 and March 31, 2010, respectively	121	121	18
Additional paid-in capital	915,267	920,359	134,835
Accumulated other comprehensive loss	(100,608)	(100,504)	(14,726)
Retained earnings	197,458	224,109	32,833

Total shareholders’ equity	1,012,238	1,044,085	152,960

Total liabilities and shareholders’ equity	1,053,461	1,087,715	159,352

3SBio Inc. and subsidiaries

Unaudited quarterly consolidated statements of income

(expressed in thousands, except per share , per ADS and other share and ADS data)

	For the three months ended March 31, 2009		For the three months ended March 31, 2010
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues:
EPIAO	42,910	6,280	57,212	8,382
TPIAO	18,710	2,738	29,985	4,393
Intefen	1,266	185	1,337	196
Inleusin	268	39	533	78
Iron sucrose	2,046	299	4,118	603
Export	3,331	487	3,056	448
Others	67	10	135	20

Total net revenues	68,598	10,038	96,376	14,120
Cost of revenues	(5,999)	(878)	(7,860)	(1,152)

Gross profit	62,599	9,160	88,516	12,968

Operating expenses
Research and development costs	(2,457)	(360)	(4,682)	(686)
Sales, marketing and distribution expenses	(32,949)	(4,822)	(42,551)	(6,234)
General and administrative expenses	(7,089)	(1,037)	(13,057)	(1,913)

Total operating expenses	(42,495)	(6,219)	(60,290)	(8,833)

Income from operations	20,104	2,941	28,226	4,135
Interest income	4,072	596	3,142	460
Grant income	94	14	94	14
Impairment loss on available-for-sale securities	(4,624)	(677)	—	—
Others	(342)	(50)	151	22

Total other income/(expenses), net	(800)	(117)	3,387	496

Income before income tax expense	19,304	2,824	31,613	4,631
Income tax expense	(3,418)	(500)	(4,962)	(727)

Net income	15,886	2,324	26,651	3,904

Net income per share:
Basic and diluted	0.11	0.02	0.17	0.03

Basic weighted average number of shares outstanding	150,586,455	150,586,455	150,727,665	150,727,665

Diluted weighted average number of shares outstanding	150,586,455	150,586,455	153,515,059	153,515,059

Net income per ADS:
Basic and diluted	0.74	0.11	1.22	0.18

Basic weighted average number of ADSs outstanding	21,512,351	21,512,351	21,532,524	21,532,524

Diluted weighted average number of ADSs outstanding	21,512,351	21,512,351	21,930,723	21,930,723

3SBio Inc. and subsidiaries

Reconciliations of GAAP net income to non-GAAP net income (in RMB thousands, unaudited)

	Three months ended March 31, 2009		Three months ended March 31, 2010
	RMB	US$	RMB	US$
	(In thousands)		(In thousands)
Net income
GAAP	15,886	2,324	26,651	3,904
Adjustment: Impairment loss on available-for-sale securities	4,624	677	—	—

Non-GAAP	20,510	3,001	26,651	3,904